June 1, 2015

Dear Celgene Corporation Shareholders,

The UAW Retiree Medical Benefits Trust is sponsoring Proposal 5 asking the Board of Directors to assess the risks from Celgene’s specialty drug pricing strategy in light of increasing pressure to contain U.S. pharmaceuticals prices by payors, prescribers, and regulators. The proposal is on the ballot at the Company’s upcoming annual meeting of shareholders on June 17, 2015.  In its ruling that Celgene could not exclude the proposal from the ballot, the U.S. SEC concluded that the information requested in our proposal is not already provided by Celgene.

WE URGE YOU TO VOTE FOR PROPOSAL 5

Companies in the pharmaceutical sector represent are both important investments for our portfolio as well as important producers of life-altering medicines. We greatly value their commitment to innovation and patient safety. As long-term investors in Celgene and other pharmaceutical firms, we have a strong interest in the financial sustainability of these companies and the healthcare systems within which they operate.

Proposal 5 asks the board to report on how it is managing the business risks reported by the Company in its 10-K that relate to the national debate on higher specialty drug prices and potential regulatory and legal developments. The request also asks the board to discuss how it views increasing pricing pressures from payors, physicians, and legislators with respect to the costs of cancer drugs.

CELGENE'S DRUG PRICING STRATEGY FOR ITS BLOOD CANCER PORTFOLIO APPEARS SENSITIVE TO THE ACTIVITIES OF PAYORS, PRESCRIBERS, AND REGULATORS

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Celgene may face international public payor resistance for thalidomide (Thalomid) analogs Revlimid and Pomylast/Imnovid, which together accounted for nearly 75% of Celgene’s total revenue in FY 2014, due to cost pressures.1 A recent Morningstar analyst report notes, “Celgene may struggle to obtain reimbursement for Revlimid as a first-line multiple myeloma therapy in many international markets” because “austerity measures in Europe could still push many patients to Celgene's much less expensive option, Thalomid.”2 Thalomid accounts for less than 3% of Celgene’s total revenue.3

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Celgene has had difficulty obtaining approval in Europe for Revlimid and certain indications, which has had an impact on Celgene’s stock price. In June 2012, Celgene’s stock fell 11.5% after the company announced that it would withdraw its submission for a new indication for its drug Revlimid in Europe. 4 On May 7, 2015, the European Patent Office revoked one of Celgene’s patents for Revlimid.5

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1 Celgene Corporation Form 10-K for FY ending December 31, 2014 at 33.
2 Karen Andersen, “Beyond Revlimid, Celgene's cancer and immunology portfolio warrant a positive moat trend,” Analyst Note (April 30, 2015), available at http://analysisreport.morningstar.com/stock/research?t=CELG&region=USA&culture=en-US&productcode=MLE.
3 Celgene 2014 10-K at 33.
4 Patrick Seitz, “Onyx Up, Celgene Down on Cancer Drug News,” Investor’s Business Daily (June 21, 2012), available at http://news.investors.com/technology/062112-615713-onyx-cancer-drug-endorsed-while-celgene-suffers-setback.htm.
5 Bill Berkrot, “EU patent office revoked Celgene Revlimid patent; appeal planned,” Reuters (May 7, 2015), available at http://www.reuters.com/article/2015/05/07/us-celgene-patent-idUSKBN0NS1WB20150507.

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Payors are beginning to demand pay-for-performance deals on cancer drugs that would limit payment in the event a drug is ineffective for a patient. Express Scripts is among the pharmacy benefit managers and insurance companies that are challenging high cancer drug prices by “arguing that they should pay less when drugs don’t work well in certain patients.”6

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High specialty drug prices have led to pushes for U.S. legislative intervention. State legislatures in Oregon, Massachussets, and California have introduced legislation calling for transparency of drug pricing for pharmaceuticals to contend with cost pressures.7 President Obama recently called on Congress to allow Medicare – the largest payor in the U.S. – to negotiate drug prices with pharmaceutical companies.8

INCREASED TRANSPARENCY OF THE RISKS ATTENDANT TO CELGENE'S DRUG PRICING STRATEGIES WOULD ALLOW INVESTORS TO ANALYZE LONG-TERM BUSINESS RISKS

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Although pharmaceutical companies, including Celgene, disclose potential pricing-related risks to investors, Celgene is neither required nor has chosen to provide investors with the more comprehensive discussion of how it is responding to those risks, the central request of our proposal. Proposal 5 asks Celgene to discuss how the management of drug pricing risks influences Celgene’s approach to pricing going forward. The proposal does not ask Celgene to reveal confidential or proprietary information.

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The risk assessment we are requesting would help investors understand if and how the board fully considered the long-term risks of a rapidly changing business environment. The assessment also would help investors understand if the board's approach to pricing strategy has shifted in light of the increased scrutiny from payors, prescribers, and regulators who may be pressed due to budgetary pressures to manage prescription drug costs.

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The U.S. Securities and Exchange Commission rejected Celgene’s assertion that it already provides the information requested in the proposal. Celgene’s disclosures merely acknowledge the existence of potential risk factors, such as competition, regulation, and limits on reimbursement,9 which may impact the company’s future revenues. These disclosures already are required, which our proposal recognizes.

WE THEREFORE URGE YOU TO VOTE FOR PROPOSAL 5

For additional information, please call (734) 929-5789.

Sincerely,

Meredith Miller
Chief Corporate Governance Officer
UAW Retiree Medical Benefits Trust

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED
Please execute and return your proxy card according to Celgene Corporation's instructions.

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6 Peter Loftus, “New Push Ties Cost of Drugs to How Well They Work,” Wall Street Journal (May 26, 2015), available at http://www.wsj.com/articles/new-push-ties-cost-of-drugs-to-how-well-they-work-1432684755.
7 Ed Silverman, “Drug Prices Trend Up, and States Want to Know Why,” Wall Street Journal (April 23, 2015), available at http://www.wsj.com/articles/drug-prices-trend-up-and-states-want-to-know-why-1429835184.
8 Robert Pear, “Obama Proposes That Medicare Be Given the Right to Negotiate the Cost of Drugs,” New York Times (April 27, 2015), available at http://www.nytimes.com/2015/04/28/us/obama-proposes-that-medicare-be-given-the-right-to-negotiate-the-cost-of-drugs.html?_r=0.
9 Celgene 2014 10-K at 18-27.